UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (Argentine Securities Commission) dated April 27, 2012

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, April 27, 2012

Comisión Nacional de Valores (CNV)

(Argentine Securities Commission)

Dear Sirs:

Re:	Replacement of a member of the Board of Directors.

Chapter XXI. Section 3, par. 3) of the CNV Rules (NT 2001)

As attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof and in accordance with the terms of Article 258, paragraph 2) of the Argentine Business Companies Law, Nortel’s Supervisory Committee has named Mr. Patrizio Graziani as a member of the Board of Directors effective as of March 27, 2012 to fill the vacancy due to Mr. Franco Livini’s resignation. As we previously informed you, in accordance with Chapter XXI. Section 3, par. 3) of the CNV Rules, Mr. Livini’s resignation was accepted by the Board of Directors on April 18, 2012.

I also notify you that, at its meeting held April 27, 2012, Nortel’s Board of Directors elected Mr. Patrizio Graziani as Chairman.

Sincerely

María Blanco Salgado

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 30, 2012	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager